UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 26th, 2012

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES FIRST BOND ISSUANCE IN MEXICO

Panama City, Republic of Panama, March 22, 2012 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced today the Bank’s first-ever issuance of “certificados bursátiles” in the Mexican capital markets, in the amount of Pesos 2.0 billion (two billion Mexican pesos). The Notes have a three-year tenor, with a floating-rate coupon of 28-day TIIE plus 65 basis points. The transaction was oversubscribed, with total demand exceeding Pesos 2.3 billion. With more than 25 investors, the transaction was diversified among pension funds, insurance companies, private banks, commercial banks, and brokerage firms. The issuance's success reflects investors' confidence in Bladex's solid financial profile.

Mr. Gregory Testerman, Bladex's Executive Vice President of Treasury & Capital Markets, commented, "Through its central bank, Mexico has been a Bladex shareholder since its creation in 1977. This issuance demonstrates the depth and liquidity of Mexico's capital markets.  Trade growth in Latin America continues to be solid and stable, and Bladex plans to deploy these funds to finance that growth. The Bank's loan portfolio in Mexico is expected to continue growing over the coming year."

The issuance was rated “mxAAA” by Standard & Poor’s, S.A de C.V. and “AAA(mex)” by Fitch Mexico, S.A. de C.V.

The arrangers were Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander and HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC.

Bladex is a supranational bank originally established by the central banks of the Latin American and the Caribbean countries (“the Region”), to promote trade financing in the Region.  Established in Panama, its shareholders include central banks and commercial banks from 23 countries in the Region, as well as Latin-American and international banks, and private investors through the New York Stock Exchange.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama

Attention: Mr. Christopher Schech, Senior Vice President & Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com

-or-

i-advize Corporate Communications, Inc., 20 Broad Street, 25th Floor,

New York, NY 10005

Attention: Ms. Melanie Carpenter or Mr. Peter Majeski

Tel.: (212) 406-3694, E-mail: bladex@i-advize.com